ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
GARB OIL & POWER CORPORATION

Pursuant to the Utah Revised Business Corporation Act (the “URBCA”), the undersigned, being the Chief Executive Officer of Garb Oil & Power Corporation (the “Corporation”), does hereby certify that the following resolutions were adopted by the Board of Directors of the Corporation and does hereby cause this Amendment (the “Amendment”) to the Articles of Incorporation (the “Articles”) to be delivered to the Utah Division of Corporations for filing, and states as follows:

RESOLVED: That the authorized common stock of the Corporation shall be changed to 75,000,000 shares of common stock, $0.001 par value.

RESOLVED: That the conversion calculation for the Class B Preferred Stock shall be amended as set forth below.

RESOLVED: That the Corporation shall effectuate a 1 for 10,000 reverse stock split of the Corporation’s outstanding capital stock.

RESOLVED: That the Articles of Incorporation as filed with the Utah Department of State should be amended to reflect the foregoing resolutions.

RESOLVED: That the President/CEO of the Corporation is authorized to take any and all action necessary in order to reflect the changes set forth above.

NOW THEREFORE, in accordance with the foregoing resolutions, the Corporation’s Articles of Incorporation are amended as follows:

1.	The name of the Corporation is Garb Oil & Power Corporation.

2.	The following Amendment was adopted by the Corporation’s Board of Directors on June 11, 2014 and ratified by the requisite number of shareholders of the Corporation on June 11, 2014.

3.	Article IV, Section 1 of the Articles is amended by decreasing the authorized common stock to 75,000,000 shares, $0.001 par value.

4.	Article IV, Section 3.4 of the Articles is amended by revising the conversion formula of the Class B Preferred Stock as follows: each share of Class B Preferred Stock, $2.50 par value per share (the “Par Value”), shall convert into Common Stock of the Corporation based on the product of the Par Value divided by the average closing price per share of the Corporation’s Common Stock over the 10 trading days immediately preceding the notice of conversion of the holder of the Class B Preferred Stock.

5.	The Corporation shall engage in a reverse stock split such that each 10,000 shares of Common Stock outstanding June 27, 2014 shall be deemed to be one (1) share of Common Stock of the Corporation, par value $0.001 per share. Fractional shares shall be rounded up to the nearest 50 whole shares.

6.	All the rest and remainder of the Articles shall be and remain in full and force and effect.

These Articles of Amendment were adopted by the unanimous consent of the Corporation’s Board of Directors on June 12, 2014 and duly approved by the shareholders as required by the URBCA and the Articles of Incorporation of the Corporation.

Under penalties of perjury, the undersigned declares that this Amendment of Articles of Incorporation has been examined by the undersigned and is, to the best of the undersigned’s knowledge and belief, true, correct and complete as of June 12, 2014.

GARB OIL & POWER CORPORATION

By:	/s/ Tammy Taylor
Tammy Taylor, Chief Executive Officer